SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1

                                       to

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             Medis Technologies Ltd.
         (Name of Subject Company (issuer) and Filing Person (offeror))

          Warrants to Purchase Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                   58500P 10 7
                (CUSIP Number of Class of Underlying Securities)

                                Robert K. Lifton
                      Chairman and Chief Executive Officer
                             Medis Technologies Ltd.
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 935-8484
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              Ira I. Roxland, Esq.
                              Stephen E. Fox, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 768-6700

                            Calculation of Filing Fee

--------------------------------------- ----------------------------------------
      Transaction valuation(1)                 Amount of filing fee(2)
--------------------------------------- ----------------------------------------
             $10,042,367                               $813
--------------------------------------- ----------------------------------------

-------------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that loyalty program warrants to purchase an aggregate of 848,000 shares of common stock of Medis Technologies Ltd. having an aggregate value of $6,285,727 will be exchanged pursuant to this offer. The aggregate value of such loyalty program warrants was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes the aggregate cash exercise price of $3,756,640 if all of the new warrants are exercised.


(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction. The filing fee was paid in connection with previous filings of this Schedule TO.


[ ]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]






     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Medis Technologies Ltd., a Delaware corporation ("Medis"), relating to the offer (the "Offer") by Medis to exchange outstanding warrants issued pursuant to Medis' 2002 shareholder loyalty program for a corresponding number of new warrants and the exercise of such new warrants, upon the terms and subject to the conditions set forth in the Offer to Exchange and Exercise dated September 3, 2003 (the "Offer to Exchange and Exercise"), a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement, as amended hereby.






Item 1. Summary Term Sheet.



The key dates of the Offer set forth under Question 6 of the Summary of Terms in the Offer to Exchange and Exercise, is hereby deleted in its entirety and replaced with the following:



Date                                         Event
----                                         -----

September 3, 2003.....................  Commencement of the offer
September 30, 2003
(at twelve midnight, Eastern Time) ...  Expiration of the offer
Promptly after the expiration of
the offer.............................  Cancellation of validly tendered loyalty program warrants and issuance of shares
                                        of common stock and one-year warrants
                                        underlying the new warrants



The first sentence under Question 12 of the Summary of Terms in the Offer to Exchange and Exercise, is hereby deleted in its entirety and replaced with the following:



     The offer is scheduled to expire at twelve midnight, Eastern Time, on September 30, 2003.



The first sentence under Question 15 of the Summary of Terms in the Offer to Exchange and Exercise, is hereby deleted in its entirety and replaced with the following:



     If you decide to tender your loyalty program warrants, you must properly deliver to us, by twelve midnight, Eastern Time, on September 30, 2003 (or such later date and time as we may extend the expiration of the offer):



     o    a properly completed and executed election form;
     o the warrant agreement representing your loyalty program warrants previously delivered to you; and
     o funds representing the aggregate exercise price of all of your new warrants issued in exchange for your loyalty program warrants, in the form of a certified check or wire transfer of funds.

     However, if you wish to tender your loyalty program warrants after the close of business on September 30, 2003 and on or before twelve midnight on such date, you may instead fax your properly completed and executed election form to us at (212) 935-9216 no later than twelve midnight, Eastern Time, on September 30, 2003 and further deliver to us so we receive, no later than 5:00 p.m., Eastern Time, on October 1, 2003, the warrant agreement representing your loyalty program warrants and the funds representing the aggregate exercise price of all of your new warrants.



The second sentence under Question 16 of the Summary of Terms in the Offer to Exchange and Exercise, is hereby deleted in its entirety and replaced with the following:



     To withdraw your tendered loyalty program warrants, you must properly complete, sign and date the withdrawal form included with this Offer to Exchange and Exercise and mail, fax or otherwise deliver the withdrawal form to us so that we receive it no later than twelve midnight, Eastern Time, on September 30, 2003, the expiration of the offer (or such later date and time if we extend the offer) at: Medis Technologies Ltd., 805 Third Avenue, New York, New York 10022; Fax: (212) 935-9216.


Item 4. Terms of the Transaction.


     (a) The description of the terms of the Offer set forth in the Offer to Exchange and Exercise in the first paragraph under the heading "The Offer--Procedures for Tendering Loyalty Program Warrants and Exercising Corresponding New Warrants--Tender Of Loyalty Program Warrants And Exercise Of Corresponding New Warrants" is hereby deleted in its entirety and replaced with the following:



     To participate in the offer, you must properly complete, sign and date the election form included with this Offer to Exchange and Exercise and mail or otherwise deliver to us the election form, the agreement representing your loyalty program warrants previously delivered to you and payment of the aggregate exercise price of your new warrants so that we receive them no later than twelve midnight, Eastern Time, on September 30, 2003, the expiration of the offer (or such later date and time if we extend the offer) at: Medis Technologies Ltd., 805 Third Avenue, New York, New York 10022. However, if you wish to tender your loyalty program warrants after the close of business on September 30, 2003 and on or before twelve midnight on such date, you may instead fax your properly completed and executed election form to us at (212) 935-9216 no later than twelve midnight, Eastern Time, on September 30, 2003 and further deliver to us so we receive, no later than 5:00 p.m., Eastern Time, on October 1,

     2003, the warrant agreement representing your loyalty program warrants and the funds representing the aggregate exercise price of all of your new warrants. Fax delivery of the election form will not be accepted under any other circumstances.



The description of the terms of the Offer set forth in the Offer to Exchange and Exercise in the third paragraph under the heading "The Offer--Procedures for Tendering Loyalty Program Warrants and Exercising Corresponding New Warrants--Tender Of Loyalty Program Warrants And Exercise Of Corresponding New Warrants" is hereby deleted in its entirety and replaced with the following:



     If you do not submit an election form, the warrant agreement or the aggregate exercise price of your new warrants prior to the expiration of the offer or as otherwise contemplated above, or if you submit an incomplete or incorrectly completed election form, you will be considered to have rejected the offer.



The description of the terms of the Offer set forth in the Offer to Exchange and Exercise in the first sentence of the first paragraph under the heading "The Offer--Procedures for Tendering Loyalty Program Warrants and Exercising Corresponding New Warrants--Withdrawal Rights" is hereby deleted in its entirety and replaced with the following:



     You may change your election and withdraw from the offer your tendered election form, loyalty program warrants and aggregate exercise price of your new warrants only if you properly complete, sign and date the withdrawal form included with this Offer to Exchange and Exercise and mail, fax or otherwise deliver the withdrawal form to us so that we receive it no later than twelve midnight, Eastern Time, on September 30, 2003, the expiration of the offer (or such later date and time if we extend the offer) at: Medis Technologies Ltd., 805 Third Avenue, New York, New York 10022; Fax: (212) 935-9216.



The description of the terms of the Offer set forth in the Offer to Exchange and Exercise in the first sentence of the first paragraph under the heading "The Offer--Acceptance of Loyalty Program Warrants and Issuance of Shares and One-Year Warrants" is hereby deleted in its entirety and replaced with the following:



     The offer is scheduled to expire at twelve midnight, Eastern Time, on September 30, 2003.



The description of the terms of the Offer set forth in the Offer to Exchange and Exercise in the fourth paragraph under the heading "The Offer--Source and Amount of Consideration; Description of Warrants" is hereby amended by adding the following to the end thereof:

     Upon any such extension, we will comply, to the extent necessary, with applicable rules and regulations pertaining to the extension of existing warrant expiration dates under the Securities Act of 1933 and the Securities Exchange Act of 1934, including Rule 13e-4 promulgated under the Securities Exchange Act of 1934.


Item 6. Purposes of the Transaction and Plans or Proposals


     (b) The description of the terms of the Offer set forth in the Offer to Exchange and Exercise in the first sentence of the first paragraph under the heading "The Offer--Acceptance of Loyalty Program Warrants and Issuance of Shares and One-Year Warrants" is hereby deleted in its entirety and replaced with the following:



     The offer is scheduled to expire at twelve midnight, Eastern Time, on September 30, 2003.



The description of the terms of the Offer set forth in the Offer to Exchange and Exercise in the fourth paragraph under the heading "The Offer--Source and Amount of Consideration; Description of Warrants" is hereby amended by adding the following to the end thereof:






     Upon any such extension, we will comply, to the extent necessary, with applicable rules and regulations pertaining to the extension of existing warrant expiration dates under the Securities Act of 1933 and the Securities Exchange Act of 1934, including Rule 13e-4 promulgated under the Securities Exchange Act of 1934.


Item 7. Source and Amount of Funds or other Consideration


The description of the terms of the Offer set forth in the Offer to Exchange and Exercise in the fourth paragraph under the heading "The Offer--Source and Amount of Consideration; Description of Warrants" is hereby amended by adding the following to the end thereof:






     Upon any such extension, we will comply, to the extent necessary, with applicable rules and regulations pertaining to the extension of existing warrant expiration dates under the Securities Act of 1933 and the Securities Exchange Act of 1934, including Rule 13e-4 promulgated under the Securities Exchange Act of 1934.


Item 10. Financial Statements

     (a) The description of the terms of the Offer set forth in the Offer to Exchange and Exercise in the second full paragraph under the heading "The Offer--Additional Information" is hereby deleted in its entirety.


Item 12. Exhibits.


(a)(1)    Offer to Exchange and Exercise, dated September 3, 2003*



(a)(2)    Election Form*



(a)(3)    Withdrawal Form*



(a)(4)    Instructions to Election Form and Withdrawal Form*



(a)(5)    Form of New Warrant*


(a)(6) Form of One-Year Warrant (Incorporated by reference to the Company's Registration Statement on Form S-3, as amended, filed with the SEC (Registration No. 333-107801))

(a)(7) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 27, 2003 (Incorporated by Reference)

(a)(8) The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the SEC on May 14, 2003 (Incorporated by Reference)

(a)(9) The Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the SEC on August 7, 2003(Incorporated by Reference)

(a)(10) Prospectus dated September 3, 2003, filed with the SEC (Incorporated by Reference)

(b)       Not applicable

(d)(1)    Form of Loyalty Program Warrant  (Incorporated by Reference to exhibit
          4.3 of the Company's Registration Statement on Form S-1, as amended, filed with the SEC (Registration No. 333-73276))

(d)(2) Loan Agreement, dated as of December 29, 2000 between Fleet National Bank, as the lender, and Medis Technologies Ltd., as the borrower (Incorporated by Reference to exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended December 30, 2000)

(g)       Not applicable

(h)       Not applicable


---------
*    Previously filed with this Schedule TO

                                    Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Medis Technologies Ltd.



                                    By:   /s/ ROBERT K. LIFTON
                                       -----------------------------------------
                                    Name: Robert K. Lifton
                                    Title:  Chairman and Chief Executive Officer


Date: September 26, 2003


                                Index to Exhibits


(a)(1)    Offer to Exchange and Exercise, dated September 3, 2003*



(a)(2)    Election Form*



(a)(3)    Withdrawal Form*



(a)(4)    Instructions to Election Form and Withdrawal Form*



(a)(5)    Form of New Warrant*


(a)(6) Form of One-Year Warrant (Incorporated by reference to the Company's Registration Statement on Form S-3, as amended, filed with the SEC (Registration No. 333-107801))

(a)(7) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 27, 2003 (Incorporated by Reference)

(a)(8) The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the SEC on May 14, 2003 (Incorporated by Reference)

(a)(9) The Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the SEC on August 7, 2003(Incorporated by Reference)

(a)(10) Prospectus dated September 3, 2003, filed with the SEC (Incorporated by Reference)

(b)       Not applicable

(d)(1)    Form of Loyalty Program Warrant  (Incorporated by Reference to exhibit
          4.3 of the Company's Registration Statement on Form S-1, as amended, filed with the SEC (Registration No. 333-73276))

(d)(2) Loan Agreement, dated as of December 29, 2000 between Fleet National Bank, as the lender, and Medis Technologies Ltd., as the borrower (Incorporated by Reference to exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended December 30, 2000)

(g)       Not applicable

(h)       Not applicable


---------
*    Previously filed with this Schedule TO